SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         SHOREWOOD PACKAGING CORPORATION
                         -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                          (Including Associated Rights)
                          -----------------------------
                         (Title of class of securities)

                                    825229107
                                    ---------
                                 (CUSIP Number)

                                Thomas H. Johnson
                       President & Chief Executive Officer
                             Chesapeake Corporation
                              1021 East Cary Street
                          Richmond, Virginia 23218-2350
                          Telephone No.: (804) 697-1000
                          -----------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Gary E. Thompson, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                          Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                November 26, 1999
                                -----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 44 Pages

CUSIP No. 825229107                    13D                    Page 2 of 44 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Chesapeake Corporation
     IDENTIFICATION NOS. OF ABOVE PERSONS: 54-0166880
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Virginia
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,106,440(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          100
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,106,440(1)
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    100

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,106,540(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC; CO
________________________________________________________________________________
         (1) On November 26, 1999, Chesapeake Corporation entered into a stock purchase agreement with a stockholder of the Issuer pursuant to which Chesapeake agreed to purchase 4,106,440 shares of common stock of the Issuer, subject to adjustment as set forth in the stock purchase agreement.

CUSIP No. 825229107                    13D                    Page 3 of 44 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Sheffield, Inc.
     IDENTIFICATION NOS. OF ABOVE PERSONS: Applied for.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         --
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          100
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           --
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    100

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

Item 1.  Security and Issuer.
         --------------------

         This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the "Rights", and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 277 Park Avenue, New York, New York 10172.

Item 2.  Identity and Background.
         ------------------------

         (a)-(c) This Statement is being filed by Chesapeake Corporation, a Virginia corporation ("Chesapeake"), and Sheffield, Inc., a Delaware corporation and wholly owned subsidiary of Chesapeake ("Sheffield" and, together with Chesapeake, the "Reporting Persons"). Chesapeake, headquartered in Richmond, Virginia, is primarily engaged in the manufacture and sale of specialty packaging, point-of-purchase displays and merchandising services. Chesapeake conducts its business in two segments. Chesapeake's Merchandising and Specialty Packaging segment produces and sells point-of-sale displays, graphic packaging and corrugated shipping containers and provides merchandising services. The European Specialty Packaging segment, which is comprised of the Field Group plc operations, produces folding cartons for food/consumer and pharmaceutical/healthcare companies. Chesapeake's shares are listed on the New York Stock Exchange and, as of November 26, 1999, Chesapeake had a market capitalization of approximately $573 million. Sheffield to date has engaged in no activities other than those incident to its formation and the purchase of Shares. The address of the Reporting Persons' principal business and principal office is 1021 East Cary Street, Richmond, Virginia 23218-2350.

         The name, address and present principal occupation of each of the directors and executive officers of the Reporting Persons are set forth in Appendix A which is attached hereto.

         (d) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as provided in Appendix A attached hereto, each director and executive officer of the Reporting Persons is a citizen of the United States.


                               Page 4 of 44 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The amount of funds to be used by Chesapeake to purchase Shares pursuant to the Purchase Agreement (as defined in Item 6 below) is expected to be approximately $70,836,000 (assuming that Chesapeake purchases 4,106,440 Shares pursuant to the Purchase Agreement at a price of $17.25 per Share). The amount of funds used by Sheffield to purchase its 100 Shares was approximately $1,200. Sheffield received its funds as a capital contribution from Chesapeake. All of such funds used or to be used by Chesapeake to acquire the Shares were or will be provided from internally generated funds of Chesapeake. The transactions are set forth in Appendix B attached hereto and Chesapeake's agreement to purchase Shares is described in Item 6.

Item 4.  Purpose of Transaction.
         -----------------------

         Between August 1, 1997, and October 26, 1999, Chesapeake had no contact with the Company regarding any potential strategic transaction involving the combination of the two companies. In the ordinary course of its business, Chesapeake is engaged in the ongoing evaluation of potential candidates for acquisitions and strategic transactions. As part of the development of Chesapeake's strategy of divesting capital intensive, cyclical, commodity businesses and focusing on value-added, specialty packaging businesses, Chesapeake identified the Company as a potential acquisition target at least as early as May 1998. In connection with the acquisition of Field Group plc ("Field Group") by Chesapeake in the first quarter of 1999, a preliminary discussion with the Company took place centered on potential business synergies between one or more Field Group plants and the Company. During two meetings and a series of telephone calls during the summer of 1999, representatives of Chesapeake and the Company discussed opportunities for alliances or transactions related to specific target markets or individual plants. In their meetings and phone calls during the summer of 1999, representatives of Chesapeake and the Company did not discuss opportunities for a business combination or potential strategic transaction involving the companies.

         On October 26, 1999, Mr. Marc P. Shore, Chairman of the Board and Chief Executive Officer of the Company, called Mr. Thomas H. Johnson, President and Chief Executive Officer of Chesapeake, to propose that the Company acquire Chesapeake for $40.00 per share of common stock of Chesapeake. The Company's proposal was outlined in a letter, dated October 26, 1999, from Mr. Shore to Mr. Johnson. A copy of such letter is attached to this Schedule 13D as Exhibit 1(a) and is incorporated herein by reference. During the telephone call on October 26, 1999, Mr. Johnson stated that Chesapeake was not for sale, but that the Chesapeake Board of Directors (the "Chesapeake Board") would consider the proposal included in Mr. Shore's letter (the "Shorewood Proposal").

         On October 29, 1999, Mr. Johnson delivered a letter to Mr. Shore by facsimile reiterating that Chesapeake was not for sale, but that the Chesapeake Board would consider carefully the Shorewood Proposal and respond to Shorewood by November 5, 1999. A copy of such letter is attached to this Schedule 13D as
Exhibit 1(b) and is incorporated herein by reference.

                               Page 5 of 44 Pages

         On November 3, 1999, the Chesapeake Board convened a special meeting to discuss the Shorewood Proposal. The Chesapeake Board received presentations from Chesapeake's management regarding Chesapeake's performance and the Shorewood Proposal. The Chesapeake Board also received advice from its legal counsel and from Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette, co-financial advisors to the Chesapeake Board. Having received, considered and discussed such presentations and advice, the Chesapeake Board unanimously determined, at the November 3, 1999, meeting, that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders. The Chesapeake Board authorized and directed Mr. Johnson to inform the Company that the Chesapeake Board had rejected the Shorewood Proposal.

         The Chesapeake Board then reviewed its recent discussions with respect to various strategic alternatives and business development opportunities it had been considering as part of its ongoing strategy of building a global specialty packaging and merchandising company, including a possible acquisition of the Company. Among other things, the Chesapeake Board noted that such an acquisition was consistent with Chesapeake's strategic plan. The Chesapeake Board further considered that Chesapeake could unlock significant value in the Company's assets by applying Chesapeake's management and operational strategies and by incorporating an acquisition of the Company into other potential acquisitions being explored by Chesapeake. At the conclusion of the November 3, 1999, meeting, the Chesapeake Board authorized Mr. Johnson to propose to Mr. Shore that Chesapeake acquire the Company.

         On November 4, 1999, Mr. Johnson called Mr. Shore to suggest a meeting. At the meeting, on November 10, 1999, Mr. Johnson (i) advised Mr. Shore that Chesapeake was not for sale and that, after careful review, the Chesapeake Board had unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders and (ii) proposed that Chesapeake acquire the Company at a price of $16.50 per Share in cash. While Mr. Shore stated that he would communicate the offer to the Board of Directors of the Company (the "Company Board"), he indicated that a meeting of the Company Board to consider such an offer would be a "very short one."

         After the meeting on November 4, 1999, Mr. Johnson delivered a letter to Mr. Shore reiterating that Chesapeake was not for sale and that, after careful review, the Chesapeake Board had unanimously determined that the Shorewood Proposal was inadequate and not in the best interests of Chesapeake and its shareholders. The letter also confirmed Chesapeake's proposal to acquire the Company (the "Proposed Acquisition") and set forth the merits of the Proposed Acquisition and indicated Chesapeake's desire to enter into a negotiated transaction. A copy of such letter is attached to this Schedule 13D as Exhibit 1(c) and is incorporated herein by reference.

         On November 18, 1999, Mr. Shore delivered a letter to Mr. Johnson by facsimile rejecting Chesapeake's offer to acquire the Company. A copy of such letter is attached hereto as Exhibit 1(d) and is incorporated herein by reference.

         Also on November 18, 1999, the Company issued a press release disclosing the Shorewood Proposal and the Proposed Acquisition. A copy of such press release is attached hereto as Exhibit 1(e) and is incorporated herein by reference.

                               Page 6 of 44 Pages

         Also on November 18, 1999, Chesapeake issued a press release confirming the Shorewood Proposal and the Proposed Acquisition. A copy of such press release is attached hereto as Exhibit 1(f) and is incorporated herein by reference.

         On November 22, 1999, Mr. Johnson sent a letter to each of the directors of the Company Board reiterating the terms of the Proposed Acquisition and Chesapeake's willingness to commence immediate good faith negotiations with the possibility of increasing Chesapeake's offer after appropriate due diligence and access to the Company's business plan and of utilizing alternatives to an all-cash structure that could offer a tax-advantaged alternative to the Company's stockholders. A copy of such letter is attached hereto as Exhibit 1(g) and is incorporated herein by reference.

         Also on November 22, 1999, Chesapeake issued a press release reiterating the terms of the Proposed Acquisition and its willingness to commence immediate good faith negotiations with the possibility of increasing Chesapeake's offer after appropriate due diligence and access to the Company's business plan and of utilizing alternatives to an all-cash structure that could offer a tax-advantaged alternative to the Company's stockholders. A copy of such press release is attached hereto as Exhibit 1(h) and is incorporated herein by reference.

         On November 29, 1999, Chesapeake issued a press release disclosing its agreement to purchase 4,106,440 Shares pursuant to the Purchase Agreement. A copy of such press release is attached hereto as Exhibit 1(i) and is incorporated herein by reference.

         The purpose of the purchase by Chesapeake of the 4,106,440 Shares referred to in Item 5 is to acquire a significant equity position in the Issuer. The Reporting Persons currently intend to seek to acquire control of the Issuer, although they have not formulated any specific plan in this regard and, as indicated below, there can be no assurance that any such plan will be developed or as to the terms or the timing of any such plan. Any such plan that may be formulated could involve proposing a business combination transaction with the Issuer, making a tender offer for some or all of the Shares, or commencing a proxy or consent solicitation to remove any provisions of the Company's bylaws which may impede the acquisition of control of the Company or to change the present Company Board, including changing the number or term of directors or filling any vacancies on the Company Board. The Reporting Persons may seek further contact with the Issuer, the Issuer's representatives and other persons interested in the Issuer, for the purposes of discussing the Proposed Acquisition or other combination of the Reporting Persons and the Issuer.

         Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional Shares. In determining whether to purchase additional Shares and in formulating any plan or proposal to acquire control of the Issuer, the Reporting Persons intend to consider various factors, including, without limitation, the effect of any legal impediments to further purchases, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of Shares, the actions by the Board of Directors of the Issuer, price levels of the Shares, other opportunities available to Chesapeake, developments with respect to Chesapeake's business and general

                               Page 7 of 44 Pages
economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their Shares.

         On November 29, 1999, Chesapeake filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") to permit Chesapeake to acquire the Shares pursuant to the Purchase Agreement. The Issuer is also obligated to make a filing under the HSR Act. Under the HSR Act, Chesapeake is obligated to observe a 30-day waiting period following its filing prior to consummating any purchases of Shares in excess of $15 million (including the consummation of the purchase of Shares pursuant to the Purchase Agreement), unless such waiting period is terminated earlier by the FTC or the Antitrust Division. Chesapeake has requested early termination of such waiting period. If, prior to the expiration of such waiting period, the FTC or Antitrust Division requests additional information from Chesapeake or the Issuer, such waiting period would be extended until 20 days after substantial compliance with such request by both Chesapeake and the Issuer.

         Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   (a) The aggregate number and percentage of Shares to which this Statement relates is 4,106,540 Shares, representing 14.9% of the 27,560,000 shares of Common Stock outstanding as reported by the Issuer on September 1, 1999, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Sheffield owns 100 Shares, representing less than 1% of the issued and outstanding Shares. Such Shares were purchased in an open market transaction (as set forth in Appendix B attached hereto). Pursuant to the Purchase Agreement, Chesapeake has agreed to purchase 4,106,440 Shares (subject to adjustment as set forth in the Purchase Agreement) from a stockholder in a privately negotiated transaction.

                               Page 8 of 44 Pages

   (b) By virtue of its ownership of 100% of the capital stock of Sheffield, Chesapeake has the shared power to direct the vote and the shared power to direct the disposition of the 100 Shares owned by Sheffield. Chesapeake will have, upon purchase of the 4,106,440 Shares pursuant to the Purchase Agreement, the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such Shares. Prior to the purchase of the Shares pursuant to the Purchase Agreement, Chesapeake will have no right to vote or direct the vote of such Shares.

   (c) Appendix B attached hereto lists all transactions in the Shares, described in Item 4 and this Item 5, which transactions were effected by Chesapeake or Sheffield during the past 60 days. Item 6 describes the transaction pursuant to which Chesapeake has agreed to purchase 4,106,440 Shares.

   (d)    Not applicable.

   (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         On November 26, 1999, Chesapeake and Ariel Capital Management, Inc., an Illinois corporation ("Ariel"), entered into a stock purchase agreement (the "Purchase Agreement"), pursuant to which Ariel agreed to use its best efforts as investment advisor to exercise its discretionary authority to cause Ariel's clients to sell to Chesapeake an aggregate 4,106,440 Shares (the "Purchased Shares"), representing approximately 14.9% of the Company's outstanding Shares, at a purchase price of $17.25 per Share or approximately $70,836,000 in the aggregate. The Purchase Agreement is conditioned on the satisfaction of the requirements of the HSR Act and that the transaction not be subject to any adverse litigation or governmental proceeding. The closing for the transaction contemplated in the Purchase Agreement (the "Closing") is expected to occur on the second business day following the satisfaction of the conditions.

         If, on the proposed Closing date, Chesapeake's proposed purchase of the Purchased Shares would not then be permitted under Rule 10b-13 promulgated under the Exchange Act (because Chesapeake has commenced a public tender offer for Shares that has not terminated or expired as of that date), the Closing date will be postponed as necessary to permit closing in compliance with such Rule.

         The Purchase Agreement provides that if, prior to Closing, Chesapeake or any of its affiliates commences a public tender offer for Shares of the Issuer at a purchase price that equals or exceeds $17.25 per Share, then Ariel agrees to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to: (i) tender the Purchased Shares in such tender offer; and (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

                              Page 9 of 44 Pages

         If, within one year following the Closing date, Chesapeake, directly or indirectly, acquires a majority of the outstanding Shares of the Issuer pursuant to a tender offer, merger, consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client 100% of the excess, if any, of the per Share consideration paid by Chesapeake in such transaction over $17.25, multiplied by the number of Shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement. If, within one year following the Closing date, any third party not affiliated with either Chesapeake or Ariel, directly or indirectly, acquires a majority of the outstanding Shares of the Issuer pursuant to a tender offer, merger, consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client the sum of (i) 100% of the excess, if any, of the highest per share consideration offered by Chesapeake in any public tender offer for Shares (the "Highest Chesapeake Price") over $17.25 per Share, plus (ii) 50% of the excess, if any, of the per Share consideration paid by such third party over the Highest Chesapeake Price, multiplied by the number of Shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement.

         If, prior to the Closing, Chesapeake's purchase of 4,106,440 Shares would result in Chesapeake becoming (i) an "Acquiring Person" as defined in the Rights Agreement of the Issuer, dated as of June 12, 1995, (the "Rights Agreement"), or (ii) an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law ("Section 203"), the number of shares to be purchased under the Purchase Agreement shall be reduced to one Share less than the number of Shares that, if purchased, would cause the Buyer to be deemed (A) an "Acquiring Person" as defined in the Rights Agreement, or
(B) an "interested stockholder" within the meaning of Section 203.

         If prior to the Closing, a Distribution Date shall have occurred within the meaning of the Rights Agreement, Ariel's clients will sell to Chesapeake all of the Rights associated with the Purchased Shares.

         The foregoing description is qualified by and subject to the terms of the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The following documents are being filed as exhibits to this Statement and are each incorporated herein by reference.

         Exhibit 1(a) Letter, dated October 26, 1999, from Marc P. Shore, Shorewood Packaging Corporation, to
                           Thomas H. Johnson, Chesapeake Corporation.

         Exhibit 1(b)      Letter, dated October 29, 1999, from
                           Thomas H. Johnson to Marc P. Shore.

         Exhibit 1(c)      Letter, dated November 10, 1999, from
                           Thomas H. Johnson to Marc P. Shore.

                              Page 10 of 44 Pages

         Exhibit 1(d) Letter, dated November 18, 1999, from Marc P. Shore to Thomas H. Johnson.

         Exhibit 1(e) Press Release, dated November 18, 1999, issued by Shorewood Packaging Corporation.

         Exhibit 1(f) Press Release, dated November 18, 1999, issued by Chesapeake Corporation.

         Exhibit 1(g)      Letter, dated November 22, 1999, from
                           Thomas H. Johnson to the Board of Directors of Shorewood Packaging Corporation.

         Exhibit 1(h) Press Release, dated November 22, 1999, issued by Chesapeake Corporation.

         Exhibit 1(i) Press Release, dated November 29, 1999, issued by Chesapeake Corporation.

         Exhibit 2 Stock Purchase Agreement, dated November 26, 1999, between Chesapeake Corporation and Ariel Capital Management, Inc.

         Exhibit 3         Joint Filing Agreement


                              Page 11 of 44 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  November 29, 1999         CHESAPEAKE CORPORATION


                                 By:      /s/ J. P. Causey Jr.
                                          ------------------------
                                          Name:    J. P. Causey Jr.
                                          Title:   Senior Vice President,
                                                   Secretary and General Counsel


Date:  November 29, 1999         SHEFFIELD, INC.


                                 By:      /s/ J. P. Causey Jr.
                                          -------------------------
                                          Name:    J. P. Causey Jr.
                                          Title:   Vice President and Secretary


                              Page 12 of 44 Pages

                                  EXHIBIT INDEX



         Exhibit Number                              Exhibit
         --------------                              -------

         Exhibit 1(a) Letter, dated October 26, 1999, from Marc P. Shore, Shorewood Packaging Corporation, to Thomas H. Johnson, Chesapeake Corporation.

         Exhibit 1(b) Letter, dated October 29, 1999, from Thomas H. Johnson to Marc P. Shore.

         Exhibit 1(c) Letter, dated November 10, 1999, from Thomas H. Johnson to Marc P. Shore.

         Exhibit 1(d) Letter, dated November 18, 1999, from Marc P. Shore to Thomas H. Johnson.

         Exhibit 1(e) Press Release, dated November 18, 1999, issued by Shorewood Packaging Corporation.

         Exhibit 1(f) Press Release, dated November 18, 1999, issued by Chesapeake Corporation.

         Exhibit 1(g) Letter, dated November 22, 1999, from Thomas H. Johnson to the Board of Directors of Shorewood Packaging Corporation.

         Exhibit 1(h) Press Release, dated November 22, 1999, issued by Chesapeake Corporation.

         Exhibit 1(i) Press Release, dated November 29, 1999, issued by Chesapeake Corporation.

         Exhibit 2      Stock Purchase Agreement, dated November
                        26, 1999, between Chesapeake Corporation and
                        Ariel Capital Management, Inc.

         Exhibit 3      Joint Filing Agreement



                              Page 13 of 44 Pages

                                                                    APPENDIX A
                                                                    ----------


           INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                           OF CHESAPEAKE AND SHEFFIELD

         The following tables set forth the name, business address, principal occupation and material positions held within the past five years of each director and executive officer of Chesapeake. Each person has a business address at 1021 East Cary Street, Richmond, Virginia 23218-2350, and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.


           DIRECTORS AND EXECUTIVE OFFICERS OF CHESAPEAKE CORPORATION

                                                                              PRINCIPAL OCCUPATION OR
  NAME AND CITIZENSHIP                  OFFICE(S)                      EMPLOYMENT DURING THE LAST FIVE YEARS
-------------------------- ------------------------------------ ----------------------------------------------------
Robert L. Hintz            Director                             Chairman of the Board, R.L. Hintz and
                                                                Associates, a management services consulting
                                                                firm (since 1988); Director of Arch Coal, Inc.,
                                                                Reynolds Metals Company and Scott & Stringfellow
                                                                Financial, Inc.

Thomas H. Johnson          Director, President & Chief          President & Chief Executive Officer of Chesapeake
                           Executive Officer                    Corporation (since 1997); former Vice Chairman
                                                                (1996-1997) and President and Chief Executive
                                                                Officer (1989-1996),Riverwood International
                                                                Corporation, a forest products and packaging
                                                                company.

James E. Rogers            Director                             President, SCI Investors, Inc., a private equity
                                                                investment firm (since 1993); Director of Owens
                                                                & Minor, Inc., Carustar Industries, Inc. and
                                                                Wellman, Inc.

John W. Rosenblum          Director                             Dean, Jepson School of Leadership Studies,
                                                                University of Richmond (since 1996); former Tayloe
                                                                Murphy Professor of Business Administration
                                                                (1993-1996), Darden Graduate School of Business
                                                                Administration, University of Virginia; Director
                                                                of Cadmus Communications Corporation, Comdial
                                                                Corporation, Cone Mills Corporation and Grantham,
                                                                Mayo, van Otterloo, LLP.

Frank S. Royal             Director                             Physician (since 1969); Director of Columbia/HCA
                                                                Healthcare Corporation, CSX Corporation, Dominion
                                                                Resources, Inc. and SunTrust Banks, Inc.


                              Page 14 of 44 Pages

                                                                              PRINCIPAL OCCUPATION OR
  NAME AND CITIZENSHIP                  OFFICE(S)                      EMPLOYMENT DURING THE LAST FIVE YEARS
-------------------------- ------------------------------------ ----------------------------------------------------
Wallace Stettinius         Director                             Retired (since 1995); former Chairman of the Board,
                                                                Cadmus Communications Corporation, a graphic
                                                                communications holding company; Director of Cadmus
                                                                Communications Corporation.

Richard G. Tilghman        Director                             Chairman of the Board, Chief Executive Officer
                                                                and Director, Crestar Financial Corporation, a
                                                                bank holding company (since 1985); Vice Chairman of the
                                                                Board, Executive Vice President and Director, SunTrust Banks,
                                                                Inc., a bank holding company.

Joseph P. Viviano          Director                             Vice Chairman (1999) and Director, Hershey Foods
                                                                Corporation, a manufacturer of confectionery
                                                                products, and former President and Chief
                                                                Operating Officer (1993-1998), Hershey Foods
                                                                Corporation; Director of Harsco Corporation,
                                                                Huffy Corporation, and R.J. Reynolds Tobacco
                                                                Holdings, Inc.

Harry H. Warner            Director                             Chairman of the Board (Non-executive) of
                                                                Chesapeake Corporation (since 1998); Financial
                                                                Consultant; Director of Allied Research
                                                                Corporation and Pulaski Furniture Corporation.

Hugh V. White, Jr.         Director                             Senior Counsel, Hunton & Williams, Chesapeake
                                                                Corporation's principal law firm (since 1999);
                                                                Partner, Hunton & Williams (1969-1999). Director
                                                                of Pulaski Furniture Corporation.

J.P. Causey Jr.            Senior Vice President, Secretary     Senior Vice President, Secretary & General
                           and General Counsel                  Counsel (since 1995); Vice President, Secretary
                                                                & General Counsel (1986-1995); Director of C&F
                                                                Financial Corporation.

Keith Gilchrist            Executive Vice President--European   Executive Vice President--European Packaging
   (a citizen of the       Packaging                            (since 1999); Chief Executive, Field Group plc
United Kingdom)                                                 (since 1993).

Andrew J. Kohut            Senior Vice President--Strategic     Senior Vice President, Strategic Business
                           Development                          Development (since 1998); Group Vice  President--Display
                                                                & Packaging (1996-1998); Group Vice President--Finance
                                                                & Strategic Development & Chief Financial Officer
                                                                (1995-1996); Vice President--Finance and Chief
                                                                Financial Officer (1991-1995).

Octavio Orta               Executive Vice President--Display    Executive Vice President--Display & Packaging
                           and Packaging                        (since 1998); Senior Vice President, Coated
                                                                Board Sales and Packaging Operation Group,
                                                                Riverwood International Corporation (1995-1998);
                                                                Senior Vice President Europe and Asia/Pacific,
                                                                Riverwood International Corporation (1993-1995).


                              Page 15 of 44 Pages

                                                                              PRINCIPAL OCCUPATION OR
  NAME AND CITIZENSHIP                  OFFICE(S)                      EMPLOYMENT DURING THE LAST FIVE YEARS
-------------------------- ------------------------------------ ----------------------------------------------------
Robert F. Schick           Senior Vice President--Containers    Senior Vice President--Containers (since 1998);
                                                                President, Chesapeake Packaging Co. (since
                                                                1996); Vice President, Chesapeake Packaging Co.
                                                                (1994-1996).

Thomas A. Smith            Vice President--                     Vice President--Human Resources & Assistant
                           Human Resources                      Secretary (since 1987).

William T. Tolley          Senior Vice President--              Senior Vice President--Finance & Chief Financial
                           Finance & Chief Financial Officer    Officer (since 1998); Group Vice President--Finance
                                                                & Chief Financial Officer (1996-1998); Vice President,
                                                                Finance and Logistics, Chief Financial Officer, North
                                                                American Operations, Carrier Corporation (1994-1996).



                              Page 16 of 44 Pages

               DIRECTORS AND EXECUTIVE OFFICERS OF SHEFFIELD, INC.


                                                                          PRINCIPAL OCCUPATION OR
   NAME AND CITIZENSHIP               OFFICE(S)                    EMPLOYMENT DURING THE LAST FIVE YEARS
---------------------------- ----------------------------  ---------------------------------------------------------
Thomas H. Johnson            President                     President & Chief Executive Officer of Chesapeake
                                                           Corporation (since 1997); former Vice Chairman
                                                           (1996-1997) and President and Chief Executive Officer
                                                           (1989-1996), Riverwood International Corporation, a
                                                           forest products and packaging company.

J.P. Causey, Jr.             Director, Vice President      Senior Vice President, Secretary & General Counsel of
                             and Secretary                 Chesapeake Corporation (since 1995). Vice President,
                                                           Secretary & General Counsel (1986-1995); Director of
                                                           C&F Financial Corporation.

Andrew J. Kohut              Vice President                Senior Vice President, Strategic Business Development
                                                           of Chesapeake Corporation (since 1998). Group Vice
                                                           President--Display & Packaging (1996-1998). Group Vice
                                                           President--Finance & Strategic Development & Chief
                                                           Financial Officer (1995-1996). Vice President--Finance
                                                           and Chief Financial Officer (1991-1995).

William T. Tolley            Vice President                Senior Vice President--Finance & Chief Financial
                                                           Officer of Chesapeake Corporation (since 1998). Group
                                                           Vice President--Finance & Chief Financial Officer
                                                           (1996-1998). Vice President, Finance and Logistics,
                                                           Chief Financial Officer, North American Operations,
                                                           Carrier Corporation (1994-1996).



                              Page 17 of 44 Pages

                                                                     APPENDIX B


                  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS


                                                               Shares Purchased (Sold)           Average Price
Reporting Person                           Date                                                    Per Share
------------------------------- ---------------------------- ---------------------------- ----------------------------
Sheffield, Inc.                      November 10, 1999                    100**                  $11 15/16*

Chesapeake Corporation               November 26, 1999              4,106,440***                 $17.25



*     Price excludes commission.

**    Open market purchase effected on the New York Stock Exchange.

*** Privately negotiated agreement to purchase Shares pursuant to a Stock Purchase Agreement, dated November 26, 1999, by and between Ariel Capital Management, Inc. and Chesapeake Corporation.

                              Page 18 of 44 Pages